One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
CHRISTOPHER P. HARVEY christopher.harvey@dechert.com +1 617 728 7167 Direct +1 617 275 8390 Fax

October 18, 2013

VIA EDGAR

Mr. Sonny Oh

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (the “Trust”)

Preliminary Proxy Statement (Filed October 4, 2013)

SEC File No. 811-4146

Dear Mr. Oh:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that were conveyed to Betsy Seel, Assistant Secretary of the Trust, John Danello, Vice President & Chief Counsel, John Hancock Financial Services and Christopher Harvey, Sean Murphy and Thor Imsdahl of Dechert LLP, by telephone on October 10, 2013 with respect to the preliminary proxy statement of the Trust (the “Proxy Statement”), which was filed with the SEC via EDGAR on October 4, 2013.

The Proxy Statement relates to a special meeting of shareholders of the Lifestyle Aggressive Trust, the Lifestyle Growth Trust, the Lifestyle Balanced Trust, the Lifestyle Moderate Trust and the Lifestyle Conservative Trust (the “Lifestyle Trusts”), each a separate series of the Trust. The special meeting of shareholders is being held to consider the following matters: (i) approval of changes to the investment objectives and investment policies of each Lifestyle Trust, and (ii) approval of an amendment, as to each Lifestyle Trust, to the subadvisory agreement between John Hancock Asset Management and John Hancock Investment Management Services, LLC.

Mr. Sonny Oh

October 18, 2013

Capitalized terms used and not defined herein have the meanings given to them in the Proxy Statement.

Set forth below are the staff’s verbal comments together with the Trust’s responses. Changes in response to the staff’s comments as described below will be made in the Trust’s definitive proxy statement, which the Trust will file pursuant to Rule 14a-6 of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 101(a) of Regulation S-T, and consist of the cover sheet required by Rule 14a-6(m), a notice of meeting, a proxy statement, a proxy card and five voting instruction cards, together with “President’s letters” to be issued by John Hancock Life Insurance Company (USA) and John Hancock Life Insurance Company of New York, affiliates of the Registrant (the “Proxy Materials”).

PRESIDENT’S LETTERS

Comment 1A: On the second page of the first President’s Letter, please include disclosure that addresses the potential impact on overall performance that the proposed new investment strategy may have on the Lifestyle Trusts. Please also include similar disclosure where applicable in the “Questions & Answers” section of the Proxy Statement.

Response: The first President’s Letter and the Proxy Statement have been revised to include the following disclosure:

A portfolio that manages volatility will still experience gains and losses, but the degree of short term fluctuation of returns relative to the long term average return should be lessened. However, at any given point in time, a managed volatility portfolio may outperform or underperform a portfolio with comparable objectives and policies that does not seek to manage volatility.

The Trust respectfully submits that the potential performance impact of the strategy is already adequately described in the discussion of Proposal 1 in the Proxy Statement. Accordingly, no change has been made in that location.

Comment 1B: Please review each President’s Letter and ensure that disclosure is consistent. For example, please include the paragraph that appears on the second page of the second President’s Letter, immediately before the subheading “You can choose other investment options,” also in the first President’s Letter.

Mr. Sonny Oh

October 18, 2013

Response: The President’s Letters have been revised in accordance with the staff’s comments.

Comment 1C: Please consider making the text of the paragraph containing the definition of “John Hancock” consistent across the President’s letters.

Response: The President’s Letters have been revised to ensure consistency, where appropriate, across the President’s Letters.

Comment 1D: Please include the first paragraph on the third page of the third President’s letter in the corresponding section of the second President’s letter. Please also add the statement, “Past performance is not a guarantee of future results” to the relevant section of the first President’s letter.

Response: The President’s Letters have been revised in accordance with the staff’s comment.

Comment 1E: Please add the third paragraph on the third page of the third President’s letter to the corresponding section of the first President’s letter.

Response: The President’s Letters have been revised in accordance with the staff’s comments.

Comment 1F: The second and third President’s letter each are accompanied by a form of letter discussing choices of alternative investment options. Please include a similar section in the first President’s letter or confirm that such a letter will also accompany the first President’s letter.

Response: Such an alternative investment options letter will also accompany the first letter.

PROXY STATEMENT

Comment 2: Please use consistent language when referring to each Proposal. For example, the description of each Proposal in the “Notice of Special Meeting” section differs from the description in the “Why you are receiving this document” section.

Response: The Trust has revised the Proxy Statement to describe the proposal consistently throughout.

Mr. Sonny Oh

October 18, 2013

Comment 3: Please revise the definition of the term “variable annuity” on page one of the Proxy Statement to reflect that the defined term includes variable life policies.

Response: The Trust has revised the Proxy Statement in accordance with the staff’s comment.

Comment 4A: With respect to the “Your vote is important” section on page two of the Proxy Statement, please explain whether Proposal 1 will be implemented only if Proposal 2 is approved.

Response: Proposal 1, with respect to a Lifestyle Trust, is not contingent on the approval of Proposal 2 by the shareholders of that Lifestyle Trust. The phrase “and regardless of whether Proposal 2 is approved” has been added to clarify this point.

Comment 4B: Please confirm that Proposal 1 and Proposal 2 apply to each Lifestyle Trust individually, and that approval for one Lifestyle Trust is not predicated on the approval for another Lifestyle Trust.

Response: The Trust confirms that Proposal 1 and Proposal 2 apply to each Lifestyle Trust individually. The Trust has included the following statement:

Shareholders of each Lifestyle Trust will vote separately on the proposals for their Lifestyle Trust, and approval of a proposal for one Lifestyle Trust will not be conditioned on approval of any other proposal for any other Lifestyle Trust.

PROSPOSAL 1

Comment 5A: Please describe how the limitation of portfolio losses strategy, as discussed on page three of the Proxy Statement, is “distinct but complementary” to the managed volatility strategy. In particular, please include information that discusses how the limitation of portfolio losses strategy will be implemented.

Response: The Trust has revised the Proxy Statement to add the following:

The managed volatility strategy is designed to solely control the portfolio volatility within a target range regardless of the direction of equity markets. The strategy designed to limit portfolio losses is based on preserving the portfolio value during equity market declines. It is not based on portfolio volatility. During equity market declines, the

Mr. Sonny Oh

October 18, 2013

strategy designed to limit portfolio losses will reduce exposure to equity markets and increase exposure to cash and cash equivalents, thereby reducing the portfolio’s participation in further equity market declines. During positive equity markets, the strategy designed to limit portfolio losses should have a small or negligible impact on the portfolio. However, during equity market declines, the strategy designed to limit portfolio losses will reduce equity exposure and increase cash and cash equivalent exposure at an increasing rate in order to preserve the portfolio value. This will occur even if the portfolio volatility is within the target range.

The strategy designed to limit portfolio losses is a complement to the managed volatility strategy because it is designed to preserve portfolio value during equity market declines regardless of the portfolio volatility.

Comment 5B: On page four of the Proxy Statement in the second paragraph of the question “What exactly are the proposed changes?” please replace “substantially all of its assets” with a percentage of assets figure.

Response: The Trust has revised the Proxy Statement by replacing “substantially all of its assets” with “generally 100% of its assets.”

Comment 5C: Please reconcile the third paragraph on page six of the Proxy Statement (regarding divesting fixed income mutual funds in the event of significant fixed income volatility) with the first bullet in question four on page six (regarding the fact that the proposed strategy does not attempt to manage fixed income volatility).

Response: In accordance with the staff’s comment, the Trust has revised the Proxy Statement first bullet in the response to question four as follows:

While John Hancock Asset Management may reduce fixed income exposure in highly volatile or declining fixed income markets, it will do so only by divesting holdings of fixed income mutual funds and replacing them with cash. The new managed volatility strategy does not, however, otherwise seek to manage systematically the volatility of, minimize the risk of losses on, fixed income holdings.

Comment 5D: In the response to question six on page seven of the Proxy Statement, please supplement the disclosure of factors that a contract or policy holder may consider by also disclosing the impact that each factor may have on a contract or policy holder. Please make conforming revision in the responses questions ten and twelve.

Mr. Sonny Oh

October 18, 2013

Response: As discussed with the staff, there are significant limitations with regard to the specificity of information that can be provided because application of these factors is personal to the owner of variable annuity or variable life contracts or policies and depends heavily on such owner’s particular circumstances. Subject to that significant limitation, we have revised the Proxy Statement to include internal references directing a contract or policy holder to supplementary information within the Proxy Statement that describes the impact of certain factors on the contract or policy holder.

Comment 5E: Please make clear in the response to question eight on page seven of the Proxy Statement that although the advisory fee would not increase, the sub-advisory fee would increase in Proposal 2 is approved.

Response: The Trust has revised the Proxy Statement in accordance with the staff’s comment.

Comment 5F: In the response to question sixteen on page eleven of the Proxy Statement, please discuss the conclusion of the Board of Trustees (the “Board”) with respect to each factor considered by the Board in approving Proposal 1.

Response: The Trust has revised the response to question 16 to include discussion of the conclusions of the Board in accordance with the staff’s comment.

APPENDIX A

Comment 6A: Please revise the comparison of current and proposed investment objectives and strategies in Appendix A to make the comparison easier to follow.

Response: The Trust respectfully notes that the current comparison sufficiently clear and that the shading scheme in the Proxy Statement that is to be distributed, but not illustrated on the EDGAR system, will enhance this comparison. The Trust has nonetheless made certain changes to improve the clarity of the comparison.

Comment 6B: Please revise the current and proposed risk section of Appendix A for clarity. For example, please consider expressly identifying any differences between the current risks and the proposed risks. A preamble may be useful.

Response: The Trust has revised the risk sections of Appendix A to more clearly distinguish current and proposed risks.

Mr. Sonny Oh

October 18, 2013

Comment 6C: Please ensure that all risks in Appendix A of the Proxy Statement are clearly and sufficiently disclosed. Specifically, please disclose any new risks that the Lifestyle Trusts may be exposed to as a result of implementation of the managed volatility strategy.

Response: The Trust has revised Appendix A and made certain formatting modifications to address issues regarding clarity raised by the staff. In addition, the Trust included the following preliminary statement to explain that the risks disclosed are new risks associated with the implementation of the new investment strategy:

The risks identified below are additional principal risks applicable to each Lifestyle Trust as a result of the implementation of the managed volatility strategy. Principal risks to which each Lifestyle Trust is currently subject are not restated below, but are described in the current prospectus of each Lifestyle Trust.

PROPOSAL 2

Comment 7A: On page 14 of the Proxy Statement, please clearly explain that the breakpoints asset levels in the subadvisory fee schedule will be calculated using the aggregate assets of the several funds named.

Response: The Trust has revised the Proxy Statement to add the following:

Therefore, in addition to the higher rates the investment adviser would pay to John Hancock Asset Management, the new rates would be based not on the net assets of the relevant Lifestyle Trust, but on the aggregate net assets of the funds listed above, with the rate decreasing for aggregate net assets above $7.5 billion. In other words, to the extent that the aggregate net assets of these funds collectively exceed $7.5 billion, the effective rate of the subadvisory fee payable by the investment adviser to John Hancock Asset Management with respect to a Lifestyle Trust will be reduced.

Comment 7B: Please include the difference, expressed as a percentage of the aggregate amount of the subadvisory fee during 2012, between the aggregate amount of the subadvisory fee during 2012 and the amount that the subadviser would have received had the proposed fee been in effect during the same period, as required by Item 22(c)(9)(iii) of Schedule 14A.

Response: The Trust has revised the Proxy Statement in accordance with the staff’s comment and to reflect percentage required by Item 22(c)(9)(iii) of Schedule 14A.

Mr. Sonny Oh

October 18, 2013

Comment 7C: Please discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the recommendation of the Board that the shareholders approve Proposal 2 as required by Item 22(c)(11) of Schedule 14A. If any factors are not relevant, please note this accordingly.

Response: The Trust has included additional detail regarding the material factors considered by the Board and the conclusions reached with respect to such factors in considering and approving Proposal 2, in accordance with the staff’s comment and the requirements of Item 22(c)(11) of Schedule 14A. Furthermore, the Trust has included additional information regarding particular considerations of the Board relating to the specific circumstance of the subadvisory agreement amendment proposed in Proposal 2.

ABOUT VOTING

Comment 7D: Please confirm the accuracy of the disclosure on page eighteen of the Proxy Statement which states: “Abstentions will be treated as present for purposes of determining whether a quorum is present, but not as votes cast. Thus, abstentions have no effect on Proposal 1, but have the effect of a vote AGAINST Proposal 2.” If, the statement is accurate, please explain the basis for its accuracy.

Response: The Trust has revised the statement to indicate that abstentions will have the effect of a vote “Against” the relevant proposal in the case of both Proposals 1 and 2.

Comment 7E: If applicable, explain the effect of “broker non votes” for purposes of obtaining a quorum and the affirmative vote required for approval.

Response: As the applicable contracts and policies are held directly by their beneficial owners, and as the shares of the Lifestyle Trusts are held exclusively by the John Hancock Insurance Companies, the concept of broker non votes is not applicable to the special meeting.

Comment 7F: Please confirm that all of the methods of revocation listed under “Changing your vote” on page eighteen of the Proxy Statement are correct and that no additional methods (e.g., by attending and voting at the meeting) are permitted.

Response: The Trust confirms that all of the permitted methods of revocation by contract and policy holders are listed. Contract and policy holders are not shareholders of the Trust and are therefore not entitled to attend or vote at the special meeting. Thus, any contract and policy owners that might appear in person could not vote in person at the

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October 18, 2013

meeting and therefore, could not revoke their earlier voting instruction by attending and voting at the meeting in person.

Comment 8: Please include standard Tandy representation language in correspondence together with the Trust’s response.

Response: Per the SEC staff’s request, the Trust has instructed us to state to you that it acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to staff comments on the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*        *        *

Pursuant to Rule 14a-6(d) under the Exchange Act, please be advised that the Trust intends to release the Proxy Materials on or about October 30, 2013 to the shareholders of record of each Lifestyle Trust as well as contract and policy holders with underlying investments in a Lifestyle Trust as of the record date.

Please call me at 617-728-7167 or Betsy Anne Seel of John Hancock at 617-663-2166 if you have any questions.

Very truly yours,

/s/ Christopher P. Harvey

cc:	Betsy Anne Seel, Senior Counsel and Assistant Secretary